March 2, 2007
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Motorola, Inc. Preliminary Proxy Materials Filed March 2, 2007
Motorola is filing the enclosed preliminary proxy materials and form of proxy solely because Motorola has commented on and referred to a potential solicitation in opposition. These preliminary materials are being filed on Friday, March 2, 2007. Motorola currently intends to file its definitive proxy materials on or about March 15, 2007 and to commence mailing of those materials to stockholders shortly thereafter.

Respectfully Submitted,
/s/ Jeffrey A. Brown
Jeffrey A. Brown
Senior Corporate Counsel, Motorola, Inc.